mCig, Inc.

2831 St. Rose Parkway, Suite 200, Henderson, NV 89052

(570) 778-6459

November 25, 2016

Via Edgar

Re: mCig, Inc.

Form 10-K for the Year Ended April 30, 2016

Filed September 1, 2016

File No. 333-175941

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated November 15, 2016 concerning mCig, Inc. and the filings referenced above (the “Company”).

Form 10-K for the fiscal year ended April 30, 2016

Exhibits 31.1 and 31.2 Certifications

1. Please revise the introduction to paragraph (4) to read as follows: “The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:” In addition paragraph 5(a) should begin with “All significant deficiencies and material weaknesses…” Reference is made to paragraph 4 introduction and paragraph 5(a) of Item 601(b)(31) of Regulation S-K. The Annual Report on Form 10-K for the fiscal year ended April 30, 2016 should be amended and should include full financial statements and notes thereof under Item 8 and the controls and procedures section under Item 9A. We refer you to analogous guidance in the Staff’s Compliance and Disclosure Interpretations (C&DI’s), Question No. 246.13 of Regulation S-K.

We have noted your comment and filed the corrected certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act to Form 10-K for the fiscal year ended April 30, 2016

Exhibit 32 Certifications

2. Please revise your Exhibit 32.1 and Exhibit 32.2 Certifications to correct in the introductory paragraph the name of the company being reported on. In addition, please clarify in Exhibit 32.1 whether Paul Rosenberg is the Chief Executive Officer in the introductory paragraph. We note you disclose him being the Interim Chief Executive Officer. The Annual Report on Form 10-K for the fiscal year ended April 30, 2016 should be amended to include revised and currently dated Exhibit 32 Certifications.

We have noted your comment and filed the revised Exhibit 32.1 and Exhibit 32.2 Certifications.

If you have any questions or additional requests please contact the undersigned at the number above.

Thank you for your time and attention.

Sincerely,

/s/   Paul Rosenberg

Paul Rosenberg, Chief Executive Officer

mCig, Inc.